Exhibit 99.2

The following is an excerpt from the transcript of the conference call held by Newmont Corporation to present its Second Quarter 2023 Earnings:

Bloomberg Transcript	FINAL

Q2 2023 Earnings Call

Presentation

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Tom Palmer

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We remain on track to close on our acquisition of Newcrest in the fourth quarter and are leveraging the lessons we learned from the successful integration of Goldcorp four years ago as we build out our integration plans. We have also commenced the portfolio optimization work associated with this transaction, backing the important decision in June to defer the Yanacocha Sulfides project. This is the first step in delivering significant value through portfolio optimization, and we will continue to evaluate opportunities to resequence project capital and rationalize the portfolio of the combined company over the next couple of years.

At Newmont, we recognize that a strong safety and sustainability culture is not only an indicator of a reliable well-run business, it is fundamental to delivering on our commitments to employees, contracted partners, host communities and all of our stakeholders. As we position ourselves to safely integrate Newcrest and enter this next chapter in Newmont's 102 year history, we made an important decision in the second quarter to further strengthen our commitment to responsible gold leadership and increase our focus on safety and sustainability.

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Thanks, Karyn. Over the last two months since we announced the binding agreement to acquire Newcrest, my team and I have engaged with many of our important stakeholders, including employees, shareholders, local communities and government leaders. These conversations were aimed at listening to and answering questions whilst also ensuring that the benefits of the transaction and Newmont's strategic rationale were well understood. Over the next couple of months, we will continue to progress the various regulatory approvals ahead of closing the transaction, primarily in Australia and Papua New Guinea. And I'm pleased to advise we've already received clearance from the Canadian government.

Earlier this month, I visited Papua New Guinea for the second time, meeting with various government officials including Prime Minister James Marape, Deputy Prime Minister John Russo, and Mining Minister, Sir Ano Pala. As we continue this engagement, we remain excited for the opportunity to operate Lihir and develop the world-class Wafi-Golpu Project.

We are diligently working towards launching a scheme booklet and filing a proxy statement this quarter with shareholder votes expected in October. We then expect to close the transaction in November and begin the important work to safely integrate the Newcrest teams and operations into our portfolio. Then be in a position to provide 2024guidance for the combined company in February of next year, along with our fourth quarter and 2023 results.

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Questions And Answers

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Q – Greg Barnes

Great. That's very helpful, Tom. And just a follow-on. In the presentation, you talked about the guidance you're going to provide in February. I'm just wondering how detailed do you expect to be in February around Newcrest and your expectations for how that's going to fold into the company in '24?

A - Tom Palmer

We're certainly working towards being in a position where we can give you a view of 2024for the combined portfolio, which would include our view of the five Newcrest assets being folded into our operations. So we'll -- if things continue to go to plan in terms of regulatory approvals, shareholder votes and close, integration planning busily being done, we'll receive the keys to the car so to speak in early November, I would hope, and that gives us time to work through those mine plans, apply the Newmont lens on those mine plans and the assumptions we make for some of the key input assumptions and certainly working towards being in a position to provide the 2024 guidance for the combined portfolio in the February time frame.

Q – Greg Barnes

And what about the three to five year guidance beyond that? Will that wait?

A - Tom Palmer

We will monitor that and see how those numbers come together. We'll certainly be looking in the 2024 time frame to provide as much information as we think appropriate, certainly for 2024 in that February time frame and then -- and look for a logical time for a Capital Markets Day to share some more information on the combined portfolio and maybe even look to try and include some sort of site visit with that. So that's still work-in-progress, Greg, but certainly, 2024 is in our side for that February timeframe.

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Q – Anita Soni

Hi. Good morning, Tom and team. My first question with regards to the transaction. Could you tell me, did the independent adviser or the independent expert for Newcrest reach their conclusion yet?

A - Tom Palmer

Good morning, Anita, and thank you for dialing in I think what might be a little vacation period for you. So good to hear your voice, and hopefully, you can get off this call and back to some better years of time.

They're still working through that process. So that's they're working -- they -- it's in trying working through, but not finished yet. So it's -- but it's on schedule in terms of when we need that information in order to be able to proceed for the timeline we had in the deck.

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Q – Mike Parkin

Okay. So pretty much to sum up, it's more kind of ensuring operational best practices of Newmont are being executed at that site.

A - Tom Palmer

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Certainly, Cerro Negro we cited that this needed a couple of weeks down. I'd expect as we do our integration planning for Newcrest and think about five new operations coming into our portfolio, think about the work we might do through November and December, that's certainly one of the debates we're having in terms of how do we ensure that the standards that we expect at Newmont are there in place in day one at those Newcrest operations. So it's something that certainly both Rob and I have done in our careers from time to time when we see a need to reset expectations.

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